OFI Global Asset Management, Inc.

225 Liberty Street, 11th Floor

New York, New York 10281-1008

September 25, 2014

Via Electronic Transmission

Ms. Valerie Lithotomos

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re: Registration Statement on Form N-1A for Oppenheimer Emerging Markets Local Debt Fund Fund (previously named Oppenheimer Emerging Markets Debt Fund) (SEC File 811-22400)

Dear Ms. Lithotomos:

Below please find a response to your comments received on September 4, 2014 to Post-Effective Amendment No. 9 to the Registration Statement on Form N-1A (the “Registration Statement”) for Oppenheimer Emerging Markets Local Debt Fund (the “Registrant”) filed with the Securities and Exchange Commission (the “SEC”) on July 23, 2014. For your convenience, we have included your comments in italics, followed by our response. The captions used below correspond to the captions the Registrant uses in the Registration Statement and defined terms have the meanings defined therein.

1.	Please confirm that any waivers included in the Registrant’s fee table are for a period of at least one year, and that voluntary waivers that can be terminated at any time are not included in the fee table.

The Registrant confirms, and its fee table footnote disclosure explicitly states, that the fee waiver and/or expense reimbursement shown in its fee table may not be amended or withdrawn for one year from the date of the prospectus, unless approved by the Board.

2.	Please confirm that duration risk is mentioned in the Summary Prospectus as a risk.

Duration risk is included in the Summary Prospectus risks in the discussion on “Main Risks of Debt Securities,” which among other things, describes duration risk and its application to the Fund.

* * * * *

The undersigned hereby acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions you may have regarding the Registration Statement or this letter to the undersigned at:

Edward Gizzi

OFI Global Asset Management, Inc.
225 Liberty Street, 16th Floor
New York, New York 10281-1008
212-323-4091
egizzi@ofiglobal.com

Sincerely,

/s/ Edward Gizzi

Edward Gizzi
Vice President & Associate Counsel

Tel.: 212.323.4091

cc:     K&L Gates LLP

Lori E. Bostrom, Esq.